

Mail Stop 3030

May 31, 2017

Via E-mail
Faraj Aalaei
President and Chief Executive Officer
Aquantia Corp.
105 E. Tasman Drive
San Jose, California 95134

> **Re: Aquantia Corp.**
> **Amendment No. 6 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 16, 2017**
> **CIK No. 0001316016**

Dear Mr. Aalaei:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Customer Demand and Product Life Cycles, page 54

1. Please expand your revisions in response to prior comment 2 to clarify what you mean by "significant majority" as it relates to revenue from your Twinville product.

Comparison of the Years Ended December 31, 2015 and 2016, page 62

2. We note your response to prior comment 3; however, your revisions on pages 61, 63 and 68 appear to discuss only factors that you "anticipate" or "may" cause your revenues and gross profit to fluctuate. Please revise to clarify how the factors you reference actually impacted the results you disclose for the reported periods.   For example, discuss the impact changes in price, volume and product mix had on your revenues and gross profit,

and the reasons underlying those changes. Also discuss any known material impact these factors, including price decreases, will have for periods after the reported periods.

Agreements with GLOBALFOUNDRIES U.S. Inc., page 126

3.   Your revisions in response to prior comment 10 appear limited to the year ended December 31, 2016. Please revise to provide disclosure for the entire time period specified in Instruction 1 to Item 404 of Regulation S-K.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

                                Sincerely,

                                /s/ Geoff Kruczek for

                                Amanda Ravitz
                                Assistant Director
                                Office of Electronics and Machinery

cc: Babak Yaghmaie